SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No             X

3Q04 Earnings Results

1. Performance in 3Q 2004

(in billions of KRW, Korean GAAP)

		2Q ’04		3Q ’03
Items	3Q ’04	Amount	Change	Amount	Change
A. Consolidated Financial Data
Revenues	1,875	2,332	-19.6%	1,681	11.5%
Operating Income	256	771	-66.8%	365	-29.9%
Ordinary Income	240	750	-68.0%	359	-33.1%
Net Income	291	701	-58.5%	343	-15.2%

B. Non-consolidated Financial Data
Revenues	1,836	2,277	-19.4%	1,669	10.0%
Operating Income	244	772	-68.4%	376	-35.1%
Ordinary Income	237	749	-68.4%	358	-33.8%
Net Income	291	701	-58.5%	343	-15.2%

2. Provider of Information:	IR team

3. Participants:	Institutional investors, securities analysts, etc.

4. Event:	3Q04 Earnings Results

5. Date & Time:	5:00 p.m. (Korea Time) on October 11, 2004 in Korean

9:00 p.m. (Korea Time) on October 11, 2004 in English

6. Method:	Conference call

7. Contact Information

i. Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management

Department (82-2-3777-0702)

    ii.    Main Contact for Disclosure-related Matters:

Jaeho Park, Assistant Manager, Financing Team

(82-2-3777-1053)

iii. Relevant Team:	IR team (82-2-3777-1010)

8. Remarks

i.	Please note that the presentation materials for 3Q04 Earnings Results are attached as an appendix and accessible on LG.Philips LCD Co., Ltd.’s IR homepage at www.lgphilips-lcd.com.

ii.	Please note that the financial data included in the investor presentation and press release are prepared on K GAAP consolidated basis only (attached US GAAP consolidation in investor presentation). K GAAP non-consolidated information is included in this filing for the convenience of investors.

iii.	Financial data for 3Q04 are unaudited and unreviewed and provided for the convenience of investors and can be subject to change.

Appendix 1: Press Release

LG.PHILIPS LCD REPORTS THIRD QUARTER RESULTS

SEOUL, Korea (Oct. 11, 2004) – LG.Philips LCD (NYSE: LPL, KSE: 034220), one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month and nine-month periods ended September 30, 2004. Amounts in Korean Won are translated into US dollars at the exchange rate of KRW 1,152 per US dollar as of September 30, 2004.

•	Sales increased by 11.5% to KRW 1,875 billion (USD 1,601 million) in the third quarter of 2004 from KRW 1,681 billion (USD 1,425 million) in the third quarter of 2003 due to increased demand. Sales in the third quarter declined 19.6% compared to the second quarter of 2004 due to pricing pressure as a result of increased capacity in the industry, which stemmed in part from the easing of industry-wide shortages of materials and a build-up of inventory.

•	Operating income decreased by 29.9% to KRW 256 billion (USD 223 million) in the third quarter of 2004 from KRW 365 billion (USD 318 million) in the third quarter of 2003 and by 66.8% from KRW 771 billion in the second quarter of 2004.

•	Net income decreased by 15.2% to KRW 291 billion (USD 252 million) in the third quarter of 2004 from KRW 343 billion (USD 298 million) in the third quarter of 2003. This represents a decrease of 58.5% from KRW 701 billion (USD 609 million) in the second quarter of 2004.

“In our first quarter as a public company, we continued to experience year-on-year revenue growth, as we utilized our increased capacity to generate higher sales to our global merchant customers,” said Bon Joon Koo, Chief Executive Officer, LG.Philips LCD. “It was a notable quarter in which we completed the world’s first concurrent dual listing with our IPO on the Korea Stock Exchange and the New York Stock Exchange, successfully commenced production at our sixth generation fabrication facility (P6) and maintained our position as the largest merchant supplier of TFT-LCD panels in the world,” concluded Mr. Koo.

Third Quarter Financial Review

Revenue and Cost

Revenue increased by 11.5% to KRW 1,875 billion (USD 1,601 million) in the three-month period ended September 30, 2004, from KRW1,681 billion (USD 1,425 million) in the corresponding period in 2003. Increases in capacity contributed to additional unit sales of large-size panels for notebook computers, desktop monitors and TVs in the three-month period ended September 30, 2004, compared to the corresponding period in 2003. TFT LCD panels for desktop monitors accounted for 54.5% in terms of revenue, with notebook computers accounting for 26.5%, TVs accounting for 13.5% and applications accounting for 5.4%.

Overall, LG.Philips LCD shipped a total of 560,194 square meters of net display area with an average selling price per square meter of USD 2,857 in the third quarter of 2004. This represents a decrease of 8.8% year-on-year and a decrease of 19.6% compared to the second quarter of 2004.

Cost of goods sold increased to KRW 1,555 billion, or 24.1% year-on-year and 4.6% compared to the second quarter of 2004, as a result of increased volume year-on-year and the start of depreciation of P6.

“While we experienced greater than expected pricing declines during the quarter, we believe these declines should lead to increased acceptance and sales in the global TV market,” commented Ron Wirahadiraksa, Chief Financial Officer, LG.Philips LCD. “Furthermore, we believe that LG.Philips LCD is well positioned to capture market share and to grow our customer relationships. Our funding position has strengthened considerably due to the IPO proceeds and to strong cash-flow from operations,” concluded Mr. Wirahadiraksa.

Liquidity

As of September 30, 2004, LG.Philips LCD had KRW 1,212 billion (USD 1,052 million) of cash and cash equivalents. Total debt at September 30, 2004, was KRW 2,283 billion (USD 1,982 million) with a net-debt-to-equity ratio of 18.8%.

Capital Spending

Third quarter capital expenditure increased to KRW 1,434 billion (USD 1,245 million) from KRW 386 million during the third quarter of 2003 mainly due to investments in P6, LG.Philips LCD’s most recent, sixth generation, fabrication facility.

Utilization and Capacity

The capacity of our G5 lines increased approximately 5% in the third quarter. P6 input glass averaged 10K per month for the quarter.

Outlook

The TFT-LCD industry should experience both unit and area growth in the fourth quarter of 2004 and during 2005.

LG.Philips LCD will increase its output to meet this growth and to meet its customers’ needs.

We expect prices to further stabilize, as they currently are, in Q4 2004. Prices in the first half of 2005 are expected to remain weak for both PC computers and TVs and to improve in the second half of 2005, mainly due to growing demand for LCD TVs.

Web Cast and Replay

LG.Philips LCD will hold conference calls to review earnings and performance trends today, October 11, 2004. There will be a Korean language conference call at 5:00 p.m. Korea Standard Time. The call-in number is 1566-2255 for callers in Korea and +82-31-500-0500 for callers outside of Korea with a confirmation number of 3777 for both phone numbers.

In addition, there will be an English language conference call at 9:00 p.m. Korea Standard Time (8:00 am in New York and 1:00 p.m. in London). The call in number is 1566-2256 for callers in Korea and +82-31-500-0501 for callers outside of Korea with a confirmation number of 3777 for both phone numbers. There will be corresponding slides available at LG.Philips LCD’s website: http://www.lgphilips-lcd.com

For those who will be unable to participate on the call, a replay will be available for 30 days after the call. The call in number is 031-500-0401 for callers in Korea and +82-31-500-0401 for callers outside of Korea with a confirmation number of 17213# for both phone numbers.

Alternatively, investors can listen to the conference call over the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the Web site at least 15 minutes prior to the call to register, download and install any necessary audio software.

About LG.Philips LCD

LG.Philips LCD (NYSE: LPL, KSE: 034220) is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates six fabrication facilities in Korea and has approximately 12,000 employees in locations around the world. For more information about the Company, please visit http://www.lgphilips-lcd.com. LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

( in KRW millions)

(the financial statements are made under the Korean GAAP and are unaudited)

	2004				2003
	Three months ended Sept. 30		Nine months ended Sept. 30		Three months ended Sept. 30		Nine months ended Sept. 30
NET REVENUES	1,875,195	100%	6,395,438	100%	1,681,124	100%	3,963,157	100%
Cost of sales	(1,555,192)	-83%	(4,459,955)	-70%	(1,252,640)	-75%	(3,284,396)	-83%

GROSS PROFIT	320,003	17%	1,935,483	30%	428,484	25%	678,761	17%
Selling, general & administrative	(63,626)	-3%	(209,067)	-3%	(62,622)	-4%	(156,910)	-4%

OPERATING INCOME	256,377	14%	1,726,416	27%	365,862	22%	521,851	13%
Interest income	5,227	0%	12,998	0%	2,382	0%	4,458	0%
Interest expense	(11,775)	-1%	(37,465)	-1%	(22,105)	-1%	(57,614)	-1%
Foreign exchange gain (loss),net	(7,784)	0%	(23,965)	0%	10,763	1%	9,349	0%
Others, net	(1,884)	0%	(8,987)	0%	1,864	0%	2,870	0%

Total other income (expense)	(16,216)	-1%	(57,419)	-1%	(7,096)	0%	(40,937)	-1%

INCOME BEFORE INCOME TAX EXPENSE	240,161	13%	1,668,997	26%	358,766	21%	480,914	12%
Income tax expense	50,707	3%	(48,973)	-1%	(15,709)	-1%	(5,596)	0%

NET INCOME(LOSS)	290,868	16%	1,620,024	25%	343,057	20%	475,318	12%

- These financial statements are provided for information purposes only

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

( in KRW millions)

(the financial statements are made under the Korean GAAP and are unaudited)

	2004				2003
	September 30		June 30		December 31		September 30
ASSETS
Current assets:
Cash and cash equivalents	1,211,843	12%	559,936	7%	503,946	8%	174,012	3%
Trade accounts and notes receivable	885,790	9%	1,342,193	16%	1,140,732	18%	933,727	17%
Inventories	692,395	7%	452,856	5%	337,175	5%	355,969	6%
Other receivables and assets	127,888	1%	147,773	2%	138,688	2%	151,863	3%
Total current assets	2,917,916	30%	2,502,758	30%	2,120,541	33%	1,615,571	29%

Investments and other non-current assets	292,942	3%	138,611	2%	168,851	3%	122,699	2%
Property, plant and equipment, net	6,327,617	65%	5,534,822	66%	3,947,407	61%	3,523,203	64%
Other Intangible assets, net	198,100	2%	200,831	2%	222,479	3%	229,187	4%

Total assets	9,736,575	100%	8,377,022	100%	6,459,278	100%	5,490,660	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	632,052	6%	575,421	7%	609,662	9%	1,195,356	22%
Trade accounts and notes payable	1,497,482	15%	1,677,328	20%	1,426,947	22%	1,199,976	22%
Other payables and accrued liabilities	213,867	2%	199,750	2%	197,504	3%	111,962	2%

Total current liabilities	2,343,401	24%	2,452,499	29%	2,234,113	35%	2,507,294	46%

Long-term debt	1,651,164	17%	1,648,542	20%	1,310,164	20%	590,654	11%
Reserves for pension	43,050	0%	39,347	0%	20,965	0%	26,344	0%

Total liabilities	4,037,615	41%	4,140,388	49%	3,565,242	55%	3,124,292	57%

Common Stock and additional paid-in capital	2,640,848	27%	1,450,000	17%	1,450,000	22%	1,450,000	26%
Accumulated result	3,056,254	31%	2,765,385	33%	1,436,229	22%	892,275	16%
Capital adjustment	1,858	0%	21,249	0%	7,806	0%	24,093	0%
Shareholders’ equity	5,698,960	59%	4,236,634	51%	2,894,036	45%	2,366,368	43%

Total liabilities and shareholders’ equity	9,736,575	100%	8,377,022	100%	6,459,278	100%	5,490,660	100%

- These financial statements are provided for information purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

( in KRW millions)

(the financial statements are made under the Korean GAAP and are unaudited)

	2004		2003
	Three months ended Sept. 30	Nine months ended Sept. 30	Three months ended Sept. 30	Nine months ended Sept. 30
Net Income	290,868	1,620,024	343,057	475,318
Depreciation	309,620	850,839	263,274	687,769
Amortization	10,974	33,750	11,097	33,055
Others	1,787	24,378	461	19,749

Operating Cash Flow	613,249	2,528,991	617,889	1,215,891
Net Change in Working Capital	230,040	17,136	(283,925)	(337,607)

Change in A/R	458,029	254,322	(260,762)	(430,032)
Change in inventory	(240,490)	(355,219)	(31,839)	49,259
Change in A/P	52,565	85,601	65,623	89,081
Change in others	(40,064)	32,432	(56,947)	(45,915)

Cash Flow from Operation	843,289	2,546,127	333,964	878,284
Capital Expenditures	(1,432,812)	(3,402,287)	(386,391)	(900,171)

Delivery	(1,331,947)	(3,288,947)	(386,399)	(895,039)
Intangible assets investment	(12,303)	(19,161)	0	(2,638)
Others	(88,562)	(94,179)	8	(2,494)

Cash Flow before Financing	(589,523)	(856,160)	(52,427)	(21,887)
Cash Flow from Financing Activities	50,581	373,208	(51,898)	125,593
Proceeds from IPO	1,190,849	1,190,849	0	0

Net Cash Flow	651,907	707,897	(104,325)	103,706

- These financial statements are provided for information purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

( in KRW millions)

(the financial statements are made under the US GAAP and are unaudited)

	2004				2003
	Three months ended Sept. 30		Nine months ended Sept. 30		Three months ended Sept. 30		Nine months ended Sept. 30
NET REVENUES	1,873,579	100%	6,392,062	100%	1,681,158	100%	3,963,209	100%
Cost of sales	(1,543,259)	-82%	(4,423,667)	-69%	(1,247,672)	-74%	(3,245,974)	-82%

GROSS PROFIT	330,320	18%	1,968,395	31%	433,486	26%	717,235	18%
Selling, general & administrative	(65,609)	-4%	(222,809)	-3%	(50,065)	-3%	(144,428)	-4%

OPERATING INCOME	264,711	14%	1,745,586	27%	383,421	23%	572,807	14%
Interest income	5,227	0%	12,998	0%	2,382	0%	4,458	0%
Interest expense	(13,870)	-1%	(40,832)	-1%	(21,888)	-1%	(60,743)	-2%
Foreign exchange gain (loss),net	(6,001)	0%	(18,046)	0%	39,115	2%	40,774	1%
Others, net	269	0%	856	0%	1,176	0%	2,747	0%

Total other income (expense)	(14,375)	-1%	(45,024)	-1%	20,785	1%	(12,764)	0%

INCOME BEFORE INCOME TAX EXPENSE	250,336	13%	1,700,562	27%	404,206	24%	560,043	14%
Income tax expense	47,557	3%	(52,428)	-1%	(17,048)	-1%	(33,442)	-1%

NET INCOME(LOSS)	297,893	16%	1,648,134	26%	387,158	23%	526,601	13%

- These financial statements are provided for information purposes only

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

( in KRW millions)

(the financial statements are made under the US GAAP and are unaudited)

	2004				2003
	September 30		June 30		December 31		September 30
ASSETS
Current assets:
Cash and cash equivalents	1,211,843	13%	559,936	7%	504,014	8%	174,012	3%
Trade accounts and notes receivable	885,312	9%	1,347,128	16%	1,159,767	18%	973,855	18%
Inventories	691,145	7%	451,383	5%	335,921	5%	354,518	7%
Other receivables and assets	130,693	1%	163,987	2%	146,594	2%	133,642	2%
Total current assets	2,918,993	30%	2,522,434	31%	2,146,296	34%	1,636,027	30%

Investments and other non-current assets	311,099	3%	150,117	2%	193,116	3%	191,881	4%
Property, plant and equipment, net	6,360,059	66%	5,565,875	67%	3,974,315	63%	3,552,620	66%
Other Intangible assets, net	33,335	0%	26,934	0%	29,260	0%	26,241	0%

Total assets	9,623,486	100%	8,265,360	100%	6,342,987	100%	5,406,769	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	632,052	7%	575,617	7%	625,675	10%	1,214,027	22%
Trade accounts and notes payable	491,903	5%	438,438	5%	403,522	6%	342,336	6%
Other payables and accrued liabilities	1,219,073	13%	1,441,381	17%	1,223,053	19%	966,750	18%

Total current liabilities	2,343,028	24%	2,455,436	30%	2,252,250	36%	2,523,113	47%

Long-term debt	1,658,444	17%	1,656,606	20%	1,318,581	21%	591,886	11%
Reserves for pension	45,721	0%	39,347	0%	20,965	0%	26,345	0%

Total liabilities	4,047,193	42%	4,151,389	50%	3,591,796	57%	3,141,344	58%
Common Stock and additional paid-in capital	2,629,530	27%	1,450,000	18%	1,450,000	23%	1,450,000	27%
Accumulated result	2,945,489	31%	2,647,595	32%	1,297,355	20%	817,453	15%
Capital adjustment	1,274	0%	16,376	0%	3,836	0%	-2,028	0%
Shareholders’ equity	5,576,293	58%	4,113,971	50%	2,751,191	43%	2,265,425	42%

Total liabilities and shareholders’ equity	9,623,486	100%	8,265,360	100%	6,342,987	100%	5,406,769	100%

- These financial statements are provided for information purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

( in KRW millions)

(the financial statements are made under the US GAAP and are unaudited)

	2004		2003
	Three months ended Sept. 30	Nine months ended Sept. 30	Three months ended Sept. 30	Nine months ended Sept. 30
Net Income	297,893	1,648,134	387,158	526,601
Depreciation	308,848	845,391	263,001	686,819
Amortization	2,196	6,099	1,387	3,842
Others	1,787	24,378	(25,700)	37,388

Operating Cash Flow	610,724	2,524,002	625,846	1,254,650
Net Change in Working Capital	233,018	24,606	(286,309)	(350,513)

Change in A/R	458,029	254,322	(255,081)	(440,058)
Change in inventory	(240,490)	(355,219)	(31,100)	43,691
Change in A/P	52,565	85,601	66,661	85,199
Change in others	(37,086)	39,902	(66,789)	(39,345)

Cash Flow from Operation	843,742	2,548,608	339,537	904,137
Capital Expenditures	(1,433,265)	(3,404,768)	(390,868)	(920,639)

Delivery	(1,332,400)	(3,291,428)	(391,168)	(910,058)
Intangible assets investment	(12,303)	(19,161)	0	(2,638)
Others	(88,562)	(94,179)	300	(7,943)

Cash Flow before Financing	(589,523)	(856,160)	(51,331)	(16,502)
Cash Flow from Financing Activities	50,581	373,208	(52,994)	120,208
Proceeds from IPO	1,190,849	1,190,849

Net Cash Flow	651,907	707,897	(104,325)	103,706

- These financial statements are provided for information purposes only

LG.Philips LCD

Net Income Reconciliation to US GAAP

( in KRW millions)

	2004

	Three months ended Sept. 30	Nine months ended Sept. 30

Net Income under K GAAP	290,868	1,620,024
US GAAP Adjustments	7,025	28,110
Depreciation of property, plant and equipment	(772)	(2,051)
Amortization of Intellectual Property rights	8,778	27,651
Adjustment of AR discount loss	1,064	1,585
Capitalization of financial interests	2,345	7,701
Inventory Valuation effect of US GAAP Adjustments	1,143	1,280
Cash flow hedge account	(1,615)	(3,376)
Pension expense	(886)	(1,344)
Income tax effect of US GAAP Adjustments	(3,151)	(3,455)
Others	119	119

Net Income under US GAAP	297,893	1,648,134

- These financial statements are provided for information purposes only

Appendix 2: IR Presentation

Earnings Results October 11, 2004 Q3 04

Forward-looking caution you that a number of

We may also make written or oral forward-looking These statements are based on current We Additional information as to these and other As required by such rules, we have provided a GAAP measures, which is available on our under the file name 3Q Earnings Presentation. com

.

Statements that are not historical facts, including statements lcd

-lgphilips

.

This presentation contains forward-looking statements. statements in our periodic reports to the United States Securities and Exchange Commission and the Korean Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of This presentation also includes information regarding our historical financial performance through September as defined by Securities and Exchange Commission rules. http://www Disclaimer plans, estimates and projections, and therefore you should not place undue reliance on them. statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. important factors could cause actual results to differ materially from those contained in any forward-looking statement. our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel; and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the Securities and Exchange Commission. 30, 2004, and our expectations regarding future performance as reflected in certain non-GAAP financial measures reconciliation of those measures to the most directly comparable investor relations website at

17.1”W 26”W 32”W 42”W

unaudited, prepared by LG.Philips LCD

Q3 04 Earnings Results Performance Highlights Outlook Source: 32”W 8 up

P6 -

Agenda

Q3 04 Earnings Results

Change (20%) 5% (62%) (67%) (45%) (68%) (58%) (19) (19) (14) (15)

QoQ

Change 12% 24% (25%) (30%) (13%) (33%) (15%) (8) (8) (9) (5) K GAAP (Consolidated)

YoY

2,332 1,487 845 771 1,034 750 701 36 33 44 30

Q2 04

1,681 1,253 428 365 653 359 343 25 22 39 20

Q3 03

1,875 1,555 320 256 568 240 291 17 14 30 16

Q3 04 unaudited, prepared by LG.Philips LCD

Q3 04 Income Statement KRW bn Revenue COGS Gross Profit Operating Income EBITDA Net Income before Tax Net Income Margin (%) Gross Margin Operating Margin EBITDA Margin Net Margin Source:

Change 16% 116% 53% (2%) 10% 0% 35% (20) QoQ

Change 77% 597% 94% 29% (47%) 179% 141% (49) K GAAP (Consolidated)

YoY

8,377 560 453 4,140 575 1,649 4,237 39

Q2 04

5,490 174 356 3,124 1,196 591 2,366 68

Q3 03

9,736 1,212 692 4,037 632 1,651 5,699 19

Q3 04 equity unaudited, prepared by LG.Philips LCD

Q3 04 Balance Sheet KRW bn Assets Cash & Equivalent Inventory Liabilities Short term debt Long term debt Shareholders’ Net debt to equity ratio(%) Source:

Change (410) 40 (21) 276 (115) (195) (310) (247) 1,191 634 QoQ

Change (52) 47 1 514 510 (1,048) (538) 103 1,191 756 K GAAP (Consolidated) YoY

701 281 23 (46) 959 (1,239) (280) 298 0 18 Q2 04 343 274 1 (284) 334 (386) (52) (52) 0 (104) Q3 03 291 321 2 230 844 (1,434) (590) 51 1,191 652 Q3 04 unaudited, prepared by LG.Philips LCD

Q3 04 Cash Flow KRW bn Net Income Depreciation & Amortization Others Working Capital Cash flow from Operations CAPEX Cash flow before financing Financing Activities Cash proceeds from IPO Net Change in cash Source:

Performance Highlights

(US$) $4,000 $3,500 $3,000 $2,500 $2,000 $1,500 $1,000 $500 $0 $2,857 560 Q3 $3,554 561 Q2 $3,512 531 Q1 04 $3,342 543 Q4 $3,133 455 Q3 Total K $2,929 367 Q2 LG.Philips LCD $2,782 295 Q1 03 Source: * Net display area shipped

*

Shipments and ASP Total K 1,000 800 600 400 200 0

Q3 04

4% 14% 27% 55%

APPL Q2 04 TV

4% 13% 23% 60%

NBPC MNT

2% 11% 27% 60% Q3 03 LG.Philips LCD

Revenue: Product Mix Source:

• 11

• quarter the 5% for month approximately per 10K

• Update by averaged increased Capacity capacity glass 04 input G5 P6

• Q3 •

62% 9mo 04 2003

54% K GAAP (Consolidated)

2002 ratios are annualized

Cash ROIC 42%

13% 2001 9mo 04

40% 2003 154% 9mo 04 2003 35% 157% 2002 2002 39% 108% 2001 *

Cash ROIC EBITDA margin 16% Sales / IC 80% 2001 Source: unaudited, prepared by LG.Philips LCD * IC (Invested Capital) equals average of net debt and equity for the designated period; 9mo 04

Outlook

2005 2005 11% 31% 58% 22% 21% 57%

)

2

7% 37% 56% 2004 13% 28% 59% 2004

TV

200 150 100 50 0 20,000 15,000 10,000 5,000 0

NBPC

Q4 04 Q4 04 MNT

Large TFT-LCD Set Demand Forecast by Units (M pcs) 8% 35% 57% Large TFT-LCD Set Demand Forecast by Area (K m 15% 26% 59%

8% 37% 55% Q3 04 13% 28% 59% Q3 04 Source: LG.Philips LCD

Outlook 50 40 30 20 10 0 4,000 3,000 2,000 1,000 0

3,000 ~ 3,900

(Unit : KRW bn) P7

900 2005

3,900 ~ 4,800 P6

3,934 600 2,284 1,050 2004 Maintenance / Others LG.Philips LCD

04 & 05 CAPEX Plans Source:

Questions and Answers

Appendix

Change (20%) 5% (62%) (66%) (45%) (67%) (58%) (19) (19) (14) (15)

QoQ

Change 11% 24% (24%) (31%) (17%) (38%) (23%) (8) (9) (11) (7)

YoY

2,330 1,469 861 773 1,036 759 711 37 33 44 31

Q2 04

1,681 1,248 433 383 689 404 387 26 23 41 23

Q3 03

1,874 1,543 331 265 571 251 298 18 14 30 16

Q3 04 unaudited, prepared by LG.Philips LCD

US GAAP Income Statement KRW bn Revenue COGS Gross Profit Operating Income EBITDA Net Income before tax Net Income Margin (%) Gross Margin Operating Margin EBITDA Margin Net Margin Source:

Change 16% 116% 53% (3%) 10% 0% 36% (21)

QoQ

Change 78% 597% 95% 29% (48%) 180% 146% (53)

YoY

8,265 560 451 4,151 576 1,657 4,114 41

Q2 04

5,407 174 355 3,141 1,214 592 2,266 72

Q3 03

9,623 1,212 691 4,047 632 1,658 5,576 19

Q3 04 equity unaudited, prepared by LG.Philips LCD

US GAAP Balance Sheet KRW bn Assets Cash & Equivalent Inventory Liabilities Short term debt Long term debt Shareholders’ Net debt to equity ratio(%) Source:

Change (413) 42 (17) 273 (115) (196) (311) (246) 1,191 634

QoQ

Change (89) 47 28 519 505 (1,043) (538) 104 1,191 757

YoY

711 269 19 (40) 959 (1,238) (279) 297 0 18

Q2 04

387 264 (26) (286) 339 (391) (52) (53) 0 (105)

Q3 03

298 311 2 233 844 (1,434) (590) 51 1,191 652

Q3 04

Cash proceeds from IPO unaudited, prepared by LG.Philips LCD

US GAAP Cash Flow KRW bn Net Income Depreciation & Amortization Others Working Capital Cash flow from Operations CAPEX Cash flow before financing Financing Activities Net Change in cash Source:

1,620 28 (2) 28 2 8 1 (3) (1) (3) 0 1,648 Q1~Q3 04 291 7 (1) 9 1 2 1 (2) (1) (3) 0 298 Q3 04

Depreciation of PP&E Adjustment of AR discount loss Capitalization of financial interests Cash flow hedge account Pension expense Income tax effect of US GAAP Adjustments unaudited, prepared by LG.Philips LCD Net Income Reconciliation to US GAAP KRW bn Net Income under K GAAP US GAAP Adjustments Amortization of IPR Inventory Valuation effect of US GAAP Adjustments Others Net Income under US GAAP Source:

Change (410) 4 1 (99) 41 (1) 0 (466) Change (413) 4 1 (97) 42 0 0 (465) QoQ QoQ

Change (52) (10) 3 (67) 47 0 0 (85) Change (89) (8) 3 (65) 46 1 0 (118) YoY YoY

701 8 4 48 269 12 0 1,034 711 10 4 49 267 2 1 1,036 Q2 04 Q2 04

343 22 2 16 263 11 0 653 387 22 2 17 263 1 1 689 Q3 03 Q3 03

291 12 5 (51) 310 11 0 568 298 14 5 (48) 309 2 1 571 Q3 04 Q3 04 K GAAP (KRW bn) Net Income Interest Expense Interest Income Provision (benefit) for income taxes Depreciation of PP&E Amortization of Intangible Asset Amortization of debt issuance cost EBITDA (1+2-3+4+5+6+7) US GAAP (KRW bn) Net Income Interest Expense Interest Income Provision (benefit) for income taxes Depreciation of PP&E Amortization of Intangible Asset Amortization of debt issuance cost EBITDA (1+2-3+4+5+6+7) unaudited, prepared by LG.Philips LCD EBITDA Reconciliation 1. 2. 3. 4. 5. 6. 7. 1. 2. 3. 4. 5. 6. 7. Source:

EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; EBITDA is a key financial measure used by our senior management to internally evaluate the assets are in different stages of depreciation, and because we do not have separate operating divisions, our

EBITDA Reconciliation (Continued) depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. performance of our business and for other required or discretionary purposes. Specifically, our significant capital senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

LG.Philips LCD makes Technology you can see!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

By: /s/ RON H. WIRAHADIRAKSA
Date: October 12, 2004	(Signature) Name: Ron H. Wirahadiraksa Title: Joint Representative Director and Chief Financial Officer